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                             July 8, 2021

       Jorge Newbery
       Chief Executive Officer
       AHP Title Holdings LLC
       440 S. LaSalle St., Suite 1110
       Chicago, IL 60605

                                                        Re: AHP Title Holdings
LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed on June 29,
2021
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed on June 22,
2021
                                                            File No. 024-11415

       Dear Mr. Newbery:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A, filed June 29, 2021

       General

   1.                                                   Please file an updated
consent from your auditor.
       Amendment No. 2 to Offering Statement on Form 1-A, filed June 23, 2021

       General

   2. We note the disclosure on the cover page that you might change the price of the Series A
                                                        Preferred Stock in the
future, but do not see that discussed in the Offering, at page 37.
 Jorge Newbery
FirstName   LastNameJorge
AHP Title Holdings   LLC Newbery
Comapany
July 8, 2021NameAHP Title Holdings LLC
July 8,2 2021 Page 2
Page
FirstName LastName
         Please delete or confirm your understanding that a change in price would be a change in the plan of distribution.
Summary of our business and the offering, page 1

3. We note your response to our prior comment 2 and reissue in part. We note your disclosure on page 3 that you "will try to make distributions sufficient to return to
         Investors all of their capital no later than the fifth anniversary of the purchase date."
         Clarify how you anticipate paying a 7% annual return would result in a "return of capital"
         in 5 years. Indicate how the company will determine when it is able to distribute funds, such as from ordinary operating income, as stated in the authorizing resolution. In this regard, we also note your disclosure on page 33 where you state that you intend to pay investors a "10% return, or even to return their capital." Please revise the applicable rates of return for consistency.
4. We note your response to our prior comment 3 and reissue in part. We note that section 8.1.1. of your LLC Agreement provides exceptions to the limitations of share transfer, such as the right of first refusal in Section 8.1.2. In addition, shares can be transferred if investors comply with conditions in Section 8.1.3, thus there does not appear to be an absolute prohibition on transfer of shares subject to board approval. Your disclosure on page 8 does not appear to be consistent with the provisions of the LLC
         Agreement. Please revise for consistency or advise. In addition, we note that you are required to describe all material provisions of the LLC Agreement on page 38, not only in the summary section.

Forum Selection Provision, page 9

5. We note your response to our prior comment 6 and reissue in part. Your forum selection provision in the limited liability company agreement identifies a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, and we also note your description of the provision on page 9. Please disclose in the offering statement, as stated in LLC agreement at section 12.3.2, that the exclusive forum selection provision shall not apply to the extent prohibited by the Securities Act of 1933 or the
         Securities Exchange Act of 1934.
Organizational Chart, page 29

6. Please revise to organizational chart to include only your parent or subsidiary entities. In addition, revise your offering statement to describe the relationship between you and AHP
         Servicing LLC as requested in our prior comment 39.
Past Performance: Our Track Record So Far, page 30

7. We note your response to our prior comment 17 and reissue. We also note your reference to SEC Industry Guide 5, which applies to real estate limited partnerships and does not
 Jorge Newbery
AHP Title Holdings LLC
July 8, 2021
Page 3
         appear to apply to your described business. Please remove the detailed discussions of the past business activities of your affiliates.
Mandatory Withdrawals, page 34

8. We note your response to our prior comment 18 and reissue. We also note that you have referred us to a provision in your limited liability agreement entered into by AHP Title
         Holdings, LLC and American Homeowner Preservation, LLC. The provision you refer to in your Limited Liability Company agreement appears to apply to the Investor Shares in the Limited Liability Company Agreement and is unclear to us how this applies to the preferred shares here. Please advise. Please also provide us with legal analysis describing how you can enforce this agreement against shareholders who have not signed the agreement and who later purchase preferred stock in a Regulation A offering statement. In the alternative, please remove the statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company in the event that (1) you believe the investor made a material misrepresentation to the company or (2) if legal or regulatory proceedings are commenced or threatened against the company or any of its members arising from or relating to the investor's interest in the company. Please also explain to us if you believe the provision in the LLC agreement limiting the transfer of shares without the prior written consent of the Board applies to purchasers of the preferred shares.
Directors, Officers and Significant Employees
Business Experience, page 50

9. We note your response to our prior comment 24 and reissue because you did not revise this section to cover the period of the most recent five years (from year 2017 to year
         2021). For each of the officers and directors listed in this section, expand the disclosure to detail their business experience in the last five years, including specific positions held and names of organizations/corporations, in which such occupations and employment were carried out. Refer to Item 10(c) of Form 1-A.
Signatures, page 55

10. We note your response to our prior comment 29 and reissue. Please have your principal accounting officer sign the offering statement in his or her individual capacity. This signature should appear after the second signature block. If the same person signed in more than one capacity, please indicate each capacity in which he or she signed.
Exhibits
FirstName LastNameJorge Newbery
11.     We note your response to our prior comment 33 and reissue in part. It does not
Comapany     NameAHP
        appear that you Title
                        have Holdings    LLC
                              filed the agreement with Agents National Title
Insurance Company
July 8, referenced
        2021 Page on3 page 22. Please file the agreement, or advise.
FirstName LastName
 Jorge Newbery
FirstName   LastNameJorge
AHP Title Holdings   LLC Newbery
Comapany
July 8, 2021NameAHP Title Holdings LLC
July 8,4 2021 Page 4
Page
FirstName LastName
          You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364
at if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Mark Roderick, Esq.